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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

KAISER GROUP HOLDINGS, INC.
(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.
(Names of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

483059 101
(CUSIP Number of Class of Securities)

Douglas W. McMinn
President and Chief Executive Officer
KAISER GROUP HOLDINGS, INC.
9300 Lee Highway
Fairfax, Virginia 22031-1207
(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue 47th Floor New York, NY 10166-0193	James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412

        This statement is filed in connection with (check the appropriate box):

        a.     ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

        b.     ☐ The filing of a registration statement under the Securities Act of 1933.

        c.     ☒ A tender offer.

        d.     ☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation(1):	Amount of filing fee:

$489,227	$15.02

(1)
Calculated solely for purposes of determining the filing fee, based on the odd-lot tender offer price of $29.80 per share for the eligible shares of common stock, multiplied by 16,417, the estimated maximum number of shares to be purchased in the offer.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $15.02

        Form or Registration No.: Schedule 13E-3 (File No. 005-41027)

        Filing Party: KAISER GROUP HOLDINGS, INC.

        Date Filed: October 25, 2007

Introduction

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on October 25, 2007 by Kaiser Group Holdings, Inc., a Delaware corporation (the "Company"), in connection with its offer to purchase for cash all shares of its common stock, $0.01 par value per share (the "Common Stock"), held by stockholders who owned of record or beneficially fewer than 100 shares as of the close of business on October 22, 2007 and who continue to hold such shares through the expiration of the offer, at a price of $29.80 per share, pursuant to the offer to purchase dated October 25, 2007 (the "Offer to Purchase") and the related acceptance card (the "Card"). Except as otherwise noted below, no changes have been made to the responses to the original Schedule 13E-3.

        Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase and the Card, are hereby amended as follows:

1.    The expiration date of the offer, which initially was established to be 5:00 p.m. New York City time on Friday, November 30, 2007, has been extended to 5:00 p.m. New York City time on Wednesday, December 12, 2007. The expiration date of the offer may be further extended or may be earlier terminated. The Offer to Purchase and the Card, as well as all other correspondence accompanying the Offer to Purchase and the Card, are hereby amended to replace all references to 5:00 p.m. New York City time on Friday, November 30, 2007, with 5:00 p.m. New York City time, on Wednesday, December 12, 2007. As of November 28, 2007, the Company has received tenders of approximately 1,713 shares of Common Stock from approximately 126 record and beneficial holders eligible to participate in the Offer.

COVER PAGE

2.    The cover page of the Offer to Purchase is hereby amended to add the following paragraph after the sixth paragraph:

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER OR PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

3.    The first sentence of the first full paragraph on the page following the cover page of the Offer to Purchase is hereby amended to add the following text at the end of such sentence:

  AND HAS DETERMINED THAT THE OFFER IS SUBSTANTIVELY AND PROCEDURALLY FAIR TO THE UNAFFILIATED STOCKHOLDERS OF THE COMPANY.

SUMMARY TERM SHEET

4.    The first two paragraphs under the question "What is the purpose of the Offer?" on page 1 of the Offer to Purchase are hereby amended to read as follows:

  The Company seeks to reduce the administrative burden associated with having a significant number of holders of a small number of shares. As of October 22, 2007, there were approximately 1,333 record and beneficial odd-lot stockholders owning an estimated aggregate of 16,417 shares, or approximately 0.9%, of our outstanding Common Stock.

  The Offer also may result in the Company having fewer than 300 holders of record of its Common Stock, which would enable the Company to terminate its SEC Reporting Obligations and continue future operations as a non-reporting company, thereby relieving the Company of the costs and administrative burdens associated with operating as a company subject to SEC Reporting Obligations. If, after the Offer is completed, or at a future date, the Company has fewer than 300 holders of record of its Common Stock, the Company will assess whether to terminate its SEC Reporting Obligations. Any such determination will depend on the then-current circumstances of the Company.

5.    The paragraph under the question "Why is the Company pursuing the Offer over other alternatives?" on page 1 of the Offer to Purchase is hereby amended to read as follows:

  We believe that the Offer is in the best interests of the Company and its stockholders and presents the best way for the Company to achieve the purpose discussed above. We considered the recent decrease in the number of record holders of our Common Stock and the disproportionately large number of such record holders that hold odd lots and determined that the Offer was the most efficient and cost effective means for achieving the purpose set forth above. See "Special Factors—Background of the Offer; Alternatives Considered by the Board of Directors."

6.    The paragraph under the question "Will the Company be a public company after the completion of this Offer?" on page 2 of the Offer to Purchase is hereby amended to read as follows:

  If the Offer results in the number of our record stockholders of Common Stock falling below 300, we may decide to terminate the registration of our Common Stock under the Exchange Act. If, after the completion of the Offer, there are 300 or more stockholders of record holding the Company's Common Stock remaining, or there are fewer than 300 holders of record but the Company does not terminate registration, the Company will remain subject to SEC Reporting Obligations. Whether the Company remains subject to SEC Reporting Obligations or whether it becomes eligible to terminate registration and chooses to do so, we anticipate that our Common Stock will continue to be quoted in the Pink Sheets, but we cannot predict whether a market will thereafter exist for our Common Stock. As a result, it may become more difficult for our remaining common stockholders to sell their shares.

7.    The sentence under the question "How many shares will we purchase in the Offer?" on page 2 of the Offer to Purchase is hereby amended to read as follows:

  As of the close of business on the Record Date, an estimated maximum of 16,417 shares of our Common Stock were eligible for purchase in the Offer, representing less than 1% of the Company's outstanding shares.

8.    The paragraph under the question "Once I have tendered my shares in the Offer, may I withdraw my tendered shares?" on page 4 of the Offer to Purchase is hereby amended to read as follows:

  No. Once you tender your shares pursuant to the Offer, you cannot withdraw them, unless we materially amend the terms of the Offer. As a result, tendering stockholders may not withdraw their shares to react to any subsequent increases in the market price of the Common Stock prior to expiration of the Offer; at the same time, tendering stockholders will not bear the risk of any decreases in the market price of the Common Stock. Tendering stockholders will retain their rights as a stockholder, including rights to dividends and voting rights, until such time as we accept your shares for payment. After such time, tendering stockholders will no longer be stockholders of the Company and thus no longer possess rights as a stockholder of the Company. See Section 4.

9.    The first sentence of the paragraph under the question "What does the Company's board of directors think of the Offer?" on page 4 of the Offer to Purchase is hereby amended to read as follows:

  Our board of directors has approved the Offer and has determined that the Offer is substantively and procedurally fair to the unaffiliated stockholders of the Company, regardless of whether or not they are eligible to participate in the Offer.

10.    The paragraph under the question "Did the board of directors receive any fairness opinions or similar reports regarding the fairness of the Offer?" on page 4 of the Offer to Purchase is hereby amended to add the following sentence to the end of such paragraph:

  Nevertheless, the board of directors has determined that the Offer is substantively and procedurally fair to the unaffiliated stockholders of the Company, regardless of whether or not they are eligible to participate in the Offer.

11.    The paragraph under the question "If I decide not to tender, how will the Offer affect my shares?" on page 5 of the Offer to Purchase is hereby amended to add the following text to the end of such paragraph:

  Furthermore, if the Offer results in reducing the number of stockholders to less than 300, we may terminate the registration of our Common Stock under the Exchange Act. As a result, the Company would no longer be subject to SEC Reporting Obligations. Similarly, executive officers, directors and other affiliates would no longer be subject to many of the reporting requirements and restrictions of the Exchange Act. Consequently, information regarding the Company's business, results of operations and financial condition currently available to the general public and the Company's investors would no longer be available, although the Company would continue to report to its stockholders in accordance with Delaware law. Stockholders would also not receive the benefit of the protections provided to stockholders of a company subject to SEC Reporting Obligations. Furthermore, deregistration may result in a substantially less active public market for shares of the Common Stock, particularly due to the lack of publicly available information. See "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Offer."

FORWARD-LOOKING STATEMENTS

12.    The paragraph under the heading "Forward-Looking Statements" on page 6 of the Offer to Purchase is hereby amended to read as follows:

  Our periodic filings with the SEC and written or oral statements made by our officers and directors to the press, potential investors, securities analysts and others, may contain, forward-looking statements. These forward-looking statements are not historical facts, but rather are predictions, and generally can be identified by use of statements that include terms such as "believe," "expect," "anticipate," "estimate," "intend," "plan" or "foresee" or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as our intent, belief, or expectation with respect to financial performance, claims resolution, cash availability, stock redemption plans, contract awards and performance, potential acquisitions and joint ventures and cost-cutting measures are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, including those described below, the forward-looking events might or might not occur.

INTRODUCTION

13.    The first sentence of the sixth paragraph under the heading "Introduction" on page 7 of the Offer to Purchase is hereby amended to add the following text to the end of such sentence:

  AND HAS DETERMINED THAT THE OFFER IS SUBSTANTIVELY AND PROCEDURALLY FAIR TO THE UNAFFILIATED STOCKHOLDERS OF THE COMPANY.

SPECIAL FACTORS

14.    The text under the caption "Purpose of the Offer" on page 9 of the Offer to Purchase is hereby amended to read as follows:

  The Company seeks to reduce the administrative burden associated with having a significant number of holders of a small number of shares. As of October 22, 2007, there were approximately 1,333 record and beneficial odd-lot stockholders owning an estimated aggregate of 16,417 shares, or approximately 0.9%, of our outstanding Common Stock. As of such date, (i) more than 70% of the Company's stockholders of record were odd-lot stockholders, (ii) approximately two-thirds of the Company's beneficial stockholders were odd-lot stockholders, and (iii) 88 out of 90 holders of shares of common stock of our predecessor, Kaiser International, that have not completed the exchange for our Common Stock held amounts that are odd-lots (after giving effect to such exchange). The Company believes that a disproportionate amount of the Company's time and direct expenses relating to stockholder administration is being allocated to odd-lot stockholders. The Company does not believe this to be a prudent allocation of its resources.

  The Offer also may result in the Company having fewer than 300 holders of record of its Common Stock, which would enable the Company to terminate its SEC Reporting Obligations and continue future operations as a non-reporting company, thereby relieving the Company of the costs and administrative burdens associated with operating as a company subject to SEC Reporting Obligations. Should the number of holders of record of the Common Stock fall below 300, it is expected that the board of directors will at that time, and/or thereafter, consider whether or not it would be in the Company's and its remaining stockholders' best interests for the Company to deregister. It is not possible for the Company to predict whether the Offer will result in the Company having fewer than 300 holders of record of its Common Stock. Should the number of holders of record of the Company's Common Stock fall below 300, in addition to weighing the costs and administrative burdens associated with remaining a registered company, one of the key additional considerations will be what impact such a decision would have with respect to any acquisition targets the Company may be considering at that time.

  The Company's decision to launch the Offer was prompted by (a) management's review of the composition of the Company's stockholder base, (b) management's review of beneficial stockholder reports in connection with the record date for the Company's 2007 annual meeting of stockholders, and (c) consideration of the latest "unexchanged" report received from its transfer agent showing that 88 of 90 remaining "unexchanged" holders of Kaiser International shares were odd-lot holders.

  Also influencing the timing of the decision to pursue an odd-lot tender offer was the consideration that if the number of the Company's stockholders of record were to fall below 300 as a result of the Offer, the board of directors would have maximum flexibility to consider whether it was in the Company's and its remaining stockholders' best interests to remain a reporting company. The Company currently is exploring potential acquisition and strategic opportunities. The Company believes that some potential acquisition or strategic transactions may be more desirable if the Company is a public company, whereas other acquisition or strategic transactions may be more desirable if the Company is not a public company. Although the Company does not presently have any specific potential acquisition targets or strategic transactions identified, it hopes that, following the Offer, it will be better able to determine whether it believes it would be better positioned to engage in acquisition and strategic activities as a public company or as a non-reporting company.

15.    The text under the caption "Background of the Offer; Alternatives Considered by the Board of Directors" on page 10 of the Offer to Purchase beginning with the paragraph following the bullet point text is hereby amended to read as follows:

  Given the limited number of activities, assets and liabilities of the Company and its subsidiaries, the Company's board of directors has from time to time examined ways to reduce expenses and weighed the costs and benefits of continuing to be a company subject to the SEC Reporting Obligations. The board of directors has discussed periodically the Company's strategic alternatives. On April 21, 2006, the board of directors directed the Company's management to explore proactively potential acquisition opportunities as a key element in determining the future business direction of the Company. As of the date of commencement of this Offer, management had not recommended to the board of directors any potential acquisitions for approval. However, management continues to explore potential acquisition opportunities. If the Company identifies any potential acquisition opportunities, the Company intends to evaluate any such opportunities and any determination with respect to remaining public or deregistering its Common Stock in the context of such evaluation. Whether or not the Company is eligible for deregistration and whether or not, if eligible, it elects to deregister, the Company intends to continue to explore potential acquisition opportunities. Any stockholder that tenders shares in the Offer will not be able to participate in any such future acquisition transactions if we purchase such holder's shares in the Offer. No assurances can be given that the board or management of the Company will be successful in identifying any potential acquisition opportunities.

  History of Previous Going-Private Considerations by the Board

  The question of whether the Company should be taken "private" was first briefly discussed at a meeting of the board of directors on December 10, 2002. The subject was initially raised by then-Chairman of the Board, James J. Maiwurm, in the context of leading a discussion of strategic alternatives. At that time, the Company and the board of directors were evaluating whether to continue with a proposed exchange offer of debt securities for preferred stock that was outstanding at that time and related matters concerning the Company's capital structure. At that time, the alternative of "going private" arose in the context of the board's consideration of strategic alternatives for the Company and its capital structure. The board concluded at its meeting on December 10, 2002 that the Company should continue to consider strategic alternatives carefully, bearing in mind the positive performance of Kaiser-Hill, as well as the possible risk associated with the implementation by the Company of possible strategic alternatives.

  The next consideration of going private took place in the fall of 2004. At that time, as activities associated with the resolution of claims arising from the Kaiser International bankruptcy proceedings began to wind down, the board of directors paid increasing attention to administrative costs. These concerns led the board of directors to consider a restructuring of the Company's operations. During the fall of 2004, the Company's then-Chief Executive Officer resigned, and the Company's management and board of directors undertook a program to significantly reduce administrative and operating expenses. In the course of these efforts, including discussions between management and the Company's major stockholders held during the early fall of 2004, the question of whether the Company should remain subject to the SEC Reporting Obligations was discussed. For example, during the meeting of the board of directors held on September 20, 2004, then Chairman of the Board, James J. Maiwurm, discussed with the Company's chief financial officer the costs that would be associated with Sarbanes-Oxley Section 404 compliance efforts, and director Mark Tennenbaum asked about the possibility of filing with the SEC a Form 15 to relieve the Company from its SEC Reporting Obligations. It was agreed during the September 20, 2004 board meeting that information concerning possible deregistration would be distributed to the board in anticipation of the next board meeting.

  Following up on the discussion held at the September 20, 2004 board meeting, at the November 10, 2004 meeting of the board of directors, then-Chairman of the Board James J. Maiwurm led a discussion about deregistering the Company's Common Stock for the purpose of terminating the Company's SEC Reporting Obligations. After review and consideration of the benefits of being a company subject to the SEC Reporting Obligations, the board of directors authorized management to take steps to deregister the Company's Common Stock and suspend its reporting obligations under the Exchange Act, and to refer to such intent in the Quarterly Report on Form 10-Q that was to be filed with the SEC in mid-November 2004.

  The Company issued a press release on December 15, 2004 stating its intention to file a Form 15 with the SEC to deregister its Common Stock, suspend its reporting obligations under the Exchange Act, and become a non-reporting company. This decision was based upon advice from its transfer agent that the Company currently had less than 300 holders of record of its Common Stock. Upon further review of the stockholder records, the Company learned there were more than 300 holders of record of its Common Stock. Therefore, on February 17, 2005, the Company filed with the SEC an amended Form 15 withdrawing the previously filed Form 15.

  Following the withdrawal on February 17, 2005 of the previously filed Form 15, the Company determined that maintaining the Company's public status caused the Company to incur additional costs without significant benefit from such public status. Notwithstanding the costs associated with reducing its holders of record of Common Stock below 300, the Company determined that terminating the Company's SEC Reporting Obligations would result in significant cost savings and significant reduction in the administrative burden associated with remaining a registered company. In order to apply to terminate the Company's SEC Reporting Obligations, the Company would have to reduce the number of record holders of the Company's Common Stock to fewer than 300. In February 2005, the Company's management requested that the Company's then-legal counsel, Squire, Sanders & Dempsey L.L.P., present to the board of directors alternative transaction structures that would result in the Company having fewer than 300 stockholders.

  On March 16, 2005, the board of directors considered the alternative transaction structures outlined by the Company's then-legal counsel, of which James J. Maiwurm, a former member of the board of directors, was a partner. The alternative transaction structures outlined included a reverse stock split, an issuer tender offer (principally a so-called "odd-lot" tender offer), and a going-private merger transaction. In considering the tender offer alternative, the board of directors noted that, with a tender offer, a large number of stockholders would be required to take action in order to receive a relatively small payment. Based in part on the poor response to the Company's odd-lot tender offer during 2001, the board was concerned that a sufficient number of stockholders would not respond to a tender offer. The board also considered that a significant reason for its large number of very small stockholders was that, as described above and in accordance with the terms of the Plan, each 96 shares of Kaiser International Common Stock were automatically converted into one share of the Company's Common Stock, with fractional holders entitled to receive cash. Many of those holders of Kaiser International Common Stock had made no attempt over the past several years to exchange their Kaiser International Common Stock certificates for a certificate representing the Company's Common Stock and cash in lieu of fractional shares. Thus, the board felt that a going private transaction structure that required affirmative action on the part of relatively small stockholders was impractical.

  A going private merger transaction, which would have involved the merger of the Company with a newly-formed subsidiary, was also briefly considered. A merger could have had the effect of eliminating more holders of Common Stock than necessary to achieve the Company's goals and was viewed as being more expensive and complicated than necessary.

  If approved by the requisite vote of the Company's stockholders, a reverse split would be "automatic" in that it would not require affirmative action on the part of affected small stockholders. Thus, a reverse split was viewed superior to an odd-lot tender offer, and less complicated, time-consuming and expensive than a going-private merger transaction. For these reasons the board of directors focused almost exclusively on the reverse split alternative at that time. After consideration, it was determined that a one-for-20 reverse stock split of the Company's Common Stock (the "reverse split") would be the best means of reducing the number of record holders below 300.

  Proposed Reverse Split

  The board of directors then unanimously approved the creation of a one-person special committee of the board of directors (the "Special Committee") to consider the cash consideration to be paid to stockholders in the reverse split. The board of directors then appointed Frank E. Williams, Jr., an independent director and the Chairman of the board of directors, as the sole member of the Special Committee. Based upon its review, the Special Committee was tasked with making a recommendation to the entire board of directors regarding the cash consideration to be paid in connection with the reverse split. The member of the Special Committee did not receive any compensation, other than a $750 committee attendance fee, for his service on the Special Committee.

  The Special Committee considered the retention of a financial advisor to the Special Committee for purposes of delivering a fairness opinion. After consideration of costs and other variables associated with retaining a financial advisor, especially given the uniqueness of the Company and its limited assets, activities and operations and the fact that the aggregate cash consideration estimated to be paid to stockholders in connection with the reverse split was then approximately $225,000, the Special Committee decided not to obtain a formal fairness opinion from a financial advisor. Instead, management consulted with KAS Consulting and its principal, Kenneth A. Schweers. KAS Consulting and Mr. Schweers assisted the Company's management in compiling relevant financial information as described below for management's review. Assistance from KAS Consulting and Mr. Schweers was sought by management in light of Mr. Schweers' familiarity with the Company. On March 28, 2005, management received the work prepared by KAS.

  From 1976 to 1994, Mr. Schweers was an officer of the Company's predecessor, ICF Kaiser International, Inc. Since 1994, Mr. Schweers has worked from time to time as an independent consultant for the Company, advising the Company with respect to strategic alternatives. In particular, Mr. Schweers had been engaged by the Company during the spring of 2003 to assist management in its evaluation of strategic alternatives for the Company. The alternatives under consideration at that time included (1) liquidation, (2) growing the Company's historical business or related businesses, and (3) acquisitions. Going private was not among the alternatives considered in connection with these planning efforts, which were discussed by the board of directors on August 6, 2003 and did not result in a change of strategic direction for the Company. KAS Consulting received $85,000 in consulting fees from the Company for such services provided in 2003. The board of directors decided at that time to continue modest attempts at growing the Company's business based on its historical and related businesses, and not to aggressively pursue acquisitions. Prior to retaining KAS Consulting to assist management in connection with the reverse split, Mr. Schweers was providing services consisting of revising labor rates, reviewing financial models for the purpose of assessing the Company's ability to pursue growth opportunities consistent with the Company's historical business or related businesses, and reviewing the Company's Form 10-K. Mr. Schweers received approximately $6,000 in consulting fees for these services. Mr. Schweers has no equity interest in the Company. Mr. Schweers received less than $100,000 in consulting fees from the Company in 2004, the year prior to the rendering of services related to the reverse split, and approximately $65,000 in 2005, including for services relating to the reverse split. Mr. Schweers received $5,000 and $3,750 in compensation for services unrelated to the reverse split or any going private transaction in 2006 and 2007, respectively. The total amount of fees received by Mr. Schweers and KAS Consulting for consulting on the going private/reverse split transaction was $14,120.

  On March 31, 2005 the Special Committee completed its consultation with management in connection with the valuation of the Company's Common Stock for purposes of the reverse split. In preparation for this consultation, management (with assistance from KAS Consulting) compiled the information described below, but such information was not actually provided to the Special Committee. Instead, management discussed such findings with the Special Committee. As described below, the Special Committee and the board of directors elected not to rely on the information compiled by management and KAS Consulting in determining the fairness of the cash consideration to be paid in connection with the reverse split. However, since the information was compiled and available, it is described below for purposes of completeness of disclosure.

  This information compiled by management, with assistance from KAS Consulting, included:

    •
    data concerning the historical market prices and trading volume of the Company's Common Stock,

    •
    projected cash flows from the Company's limited operations, including Kaiser Analytical Management Services, Inc. and its ownership interest at that time in Kaiser Hill, and the prospects at that time for a recovery on its claims related to Nova Hut,

    •
    possible discount rates to apply to the projected cash flows,

    •
    the Company's disclosures in its periodic filings with the SEC as to its operations, prospects and risks,

    •
    the likely timing of redemptions of the Company's preferred stock outstanding at that time (all of which was subsequently redeemed), and

    •
    the trading prices of the stock of public companies that might be considered comparable to the Company.

  As to historical market prices of the Company's Common Stock, management believed at the time that the price of the Company's Common Stock over time has reflected, for the most part, the market's perception of the progress of Kaiser-Hill in achieving timely and cost-effective closure of the U.S. Department of Energy's Rocky Flats site and the fees that were expected to result from that progress. In March 2005, when the board of directors and the Special Committee were considering the appropriate cash consideration to be offered in connection with the proposed reverse split, Kaiser-Hill had made steady progress in achieving the timely and cost-effective closure of the Rocky Flats site, and that progress was reflected in the Company's disclosures and appreciation in the market price of the Company's Common Stock. Thus, from a valuation standpoint, by far the most relevant factor at that time was the market's perception as to the value of the Company's Common Stock. Management and the Special Committee believed that use of market prices from previous periods when it was more difficult to gauge Kaiser-Hill's progress, and when closure of the Rocky Flats site was more remote in time, would not have been appropriate under these circumstances. Accordingly, historical, as compared to current, market prices of the Company's Common Stock were not deemed significant by management in consulting with the Special Committee, or by the Special Committee itself.

  As to the use of trading prices of public companies that might be considered comparable to the Company, management provided to KAS Consulting comparable valuation data of companies, such as American Ecology Corp., CET Services, Inc., CH2M Hill Companies Ltd., Clean Harbors Inc., Duratek Inc., Fluor Corporation, Jacobs Engineering Group Inc., Shaw Group Inc., Washington Group International Inc., and TRC Companies Inc. These companies were chosen because they satisfied one or more of the following criteria: (1) they are publicly held engineering companies; (2) they are engaged in providing services to the U.S. Department of Energy or in other nuclear cleanup activities; or (3) historically, they had been considered to be "comparable" by the Company over a period of years. Although data concerning these potentially comparable companies were compiled, both management and KAS Consulting were aware that each of the potentially comparable companies was an active aggressive participant in the markets in which such company operates. In contrast, the Company's few personnel were not actively involved in Kaiser-Hill's ongoing day-to-day operations. More important, the potentially comparable companies represented a portfolio of activities. Again in contrast, the Company's operations were quite limited and dominated by the Company's 50% interest in Kaiser-Hill. None of the potentially comparable companies was nearly so dominated by a single project. Thus, management and KAS Consulting concluded that there are not meaningfully comparable companies. Accordingly, management did not view the trading prices of the potentially comparable companies as significant and did not prepare a valuation matrix based on those prices.

  As to projected and discounted cash flows, the information compiled by management and KAS Consulting included cash flow forecasts for the Company through 2008 for major anticipated activities, assets and liabilities of the Company. These included principally anticipated additional cash flows from Kaiser-Hill. As disclosed in the Company's public filings, there were substantial risks and uncertainties as to Kaiser-Hill's fee payments from the U.S. Department of Energy, but such fee payments could have resulted in additional distributions to the Company ranging as high as $80 to $100 million. Also taken into account were the claims of a subsidiary of the Company that were then pending against Nova Hut in the aggregate amount of $67.5 million, as well as Nova Hut's counterclaim in the amount of $49.7 million, which claims were scheduled to be arbitrated during the fall of 2005. As to the Nova Hut disputes, because of continuing concern over Nova Hut's financial difficulties, uncertainties as to the outcome of the disputes, and the absence of a settlement resulting from an earlier court-sponsored mediation, the Company conservatively estimated that a $3 million net cash benefit would accrue to the Company as a result of the Nova Hut disputes and that this benefit would be realized during 2006. Management and KAS Consulting also took into account a conservative estimate of recoveries from a subcontractor in a different but related dispute associated with the Nova Hut project. Finally, the projected cash flows took into account the following:

    •
    revenues and expenses arising from the Company's other relatively immaterial operations;

    •
    obligations that the Company had at that time to pay dividends on and redeem preferred stock;

    •
    payments that were anticipated on the $6.4 million note due from ICF Consulting Group, Inc.;

    •
    estimated costs associated with the resolution of the few remaining claims related to the Kaiser International bankruptcy proceedings;

    •
    satisfaction of obligations to the former Kaiser Engineers retirees; and

    •
    outside professional and other costs related to the above items.

  Taking into account relevant variables and uncertainties, management and KAS Consulting developed aggressive and conservative scenarios for possible cash distributions to holders of Common Stock during the period of 2006-2008, as follows:

	Aggressive	Conservative
2006	$25 million	0
2007	$8 million	0
2008	$26.745 million	$59.745 million*

  *
  Assumes no prior year cash distribution.

  Management believed the more aggressive projection was appropriate for use in connection with the reverse split. That case assumed redemption of the then-outstanding preferred stock at the earliest practicable date consistent with cash availability and aggressive payment of dividends to holders of Common Stock with relatively little cash retained to fund operations. The more conservative case assumed that cash available after redemption of the preferred stock would be held until final resolution of all ongoing activities and liabilities of the Company.

  Management also evaluated discount rates provided by KAS Consulting to be applied to estimated future cash flows, and considered appropriate discount rates to range from a low of 17.3% to a high of 23.4%. These rates were selected by considering a relatively risk free rate of return (such as that paid on 10-year U.S. treasury notes), or 4.6%, plus a risk premium based on the size of and risk inherent in the Company. These risk premiums were based on the risk premiums reported by Ibbotson Associates as published in the 2004 Standard & Poor's Corporate Value Consulting Risk Premium Report. The risk premiums chosen were those reported to be demanded by investors in companies similar to the Company in terms of market value of equity, book value of equity, five-year average net income, total assets and five-year average EBITDA. Based on the foregoing, the risk premiums determined to be applicable to equity investments in companies such as the Company were as follows:

Risk Premium by Size of Company	12.7% (rounded)
Risk Premium for High Risk Companies	6.1% (rounded)

  These risk premiums were added to a relatively risk-free investment return of 4.6% to develop low and high discount rates of 17.3% and 23.4%.

  Applying these discount rates to the estimated cash flows referred to above resulted in the following present values of the estimated future cash distributions to holders of the Common Stock:

(in millions of dollars)

Year	Cash Flows	Upper Bound Present Value	Lower Bound Present Value
2005	$0	$0	$0
2006	$25.000	$21.313	$20.259
2007	$8.000	$5.814	$5.254
2008	$26.745	$16.571	$14.233
Totals	$59.745	$43.698	$39.746

The Lower Bound Present Value uses the high estimate for discount rate.
The Upper Bound Present Value uses the low estimate for discount rate.

  Dividing these present values by the approximate number of shares of Common Stock outstanding (1,600,000) in March 2005 resulted in the following range of values for the Common Stock:

Lower Bound Price	$24.84/share
Upper Bound Price	$27.31/share

  The Special Committee did not receive written materials or a formal report from KAS Consulting, but instead considered the information described by management as background for its determination of a price that would be fair, from a financial point of view, to those stockholders receiving the cash consideration, including all unaffiliated stockholders. In determining its initial recommendation as to price in March 2005, the Special Committee concluded that, although the market for the Company's Common Stock was very thin, it appeared that the market price of the Common Stock represented the market's view as to the present value of the Company's risk-adjusted after-tax future cash flows. The Special Committee reached this conclusion based on (1) the dominance of the performance of Kaiser-Hill, and related distributions of cash from Kaiser-Hill, in the Company's business and affairs, and (2) the fact that the market price of the Company's Common Stock had appreciated significantly as Kaiser-Hill progressed toward successful closure of the U.S. Department of Energy Rock Flats site. The Special Committee also took note of, but did not rely on, the fact that the discounted cash flow data summarized in the preceding paragraphs (which suggested values between $24.84 and $27.31 per share) and described to the Special Committee by management supported a price close to the then market price of the Common Stock (bid and ask prices of $28.50 and $30.00 per share, respectively, on March 31, 2005).

  The Special Committee concluded that the then-recent market price of the Company's Common Stock was the best and most reliable indicator of the fair value of the Common Stock and decided to rely solely on that factor in determining the appropriate cash consideration to be paid in connection with the reverse split. The Special Committee examined the last bid and ask prices for the Company's Common Stock as quoted through the Pink Sheets as well as the closing sale price for the Common Stock as of March 31, 2005. The last ask price as of March 31, 2005 was $30.00 and the last bid price as of the same date was $28.50. Thus, the Special Committee recommended to the board of directors that a price equal to the average of the last bid and ask prices on March 31, 2005, or $29.25 per share, would be fair.

  In addition, neither the Special Committee nor the board of directors considered the book value ($12.83 per share on a fully diluted basis as of December 31, 2004), going concern value or liquidation value of the Company in determining the Cash Consideration for fractional shares. For the reasons discussed above, the Special Committee and the board of directors believed that such values were not fair indications of the value of the Company.

  On March 31, 2005 the board held a special telephonic meeting during which the Special Committee reported in detail its recommendations to the board as to the cash consideration for fractional shares. This was the first and only meeting of the board of directors at which the price to be paid in the reverse split was considered prior to the filing of the Company's preliminary proxy materials with the SEC on April 8, 2005. The board of directors did not receive a written report concerning the reverse split from management, KAS Consulting or the Special Committee. The board of directors did not review, for accuracy and completeness, the information that had been compiled by management and KAS Consulting. The board did not utilize the findings of KAS Consulting in connection with its approval of the reverse split.

  Although other valuation methodologies were reflected in materials made available to the Special Committee by management and KAS Consulting, the Special Committee determined to base its fairness analysis solely on the recent market value of the Company's Common Stock. The board adopted this approach as well. The materials prepared by management and KAS Consulting were not presented or used by the board in making its determination in relation to the reverse split. Thus, beyond the disclosures set forth above, the materials made available to the Special Committee by management and KAS consulting were not considered material.

  The board of directors discussed the Special Committee's recommendations and agreed with its rationale. In particular, the board of directors agreed with the Special Committee's conclusion that the recent market price for the Company's Common Stock was the best indicator of the value of the Common Stock. Accordingly, the board of directors adopted the conclusions and analysis of the Special Committee, and other valuation methods were not considered by the board of directors in setting the appropriate cash consideration to be paid in connection with the reverse split. The board considered whether the reverse split should be priced at the last ask or last bid price of the Common Stock, and ultimately decided to use the average of the last bid and ask prices on March 31, 2005, or $29.25, as recommended by the Special Committee.

  After considering the recommendations of the Special Committee as to the cash consideration to be paid for fractional shares and management's comments as to the recommended reverse split ratio, on March 31, 2005 the board unanimously approved a one-for-20 reverse split of the Company's Common Stock with fractional shares receiving $29.25 per pre-split share as recommended by the Special Committee. The board also determined that the reverse split was substantially and procedurally fair to unaffiliated stockholders and unanimously recommended that the stockholders approve the transaction.

  The Company filed initial preliminary proxy materials relating to its annual meeting and the reverse split with the SEC on April 8, 2005. During the period of SEC review of the Company's preliminary proxy materials and the Company's responses to the SEC's comments, the market price of the Company's Common Stock appreciated. The average of the last bid and ask prices of the Common Stock on March 31, 2005 was $29.25; on June 20, 2005 the closing sale price was $33.00. In light of the fact that the Special Committee had based its March 2005 recommendation as to the cash consideration to be paid in connection with the Reverse Stock exclusively on the then recent market value of the Common Stock, the Special Committee informed the board of directors that it believed the amount of the cash consideration needed to be adjusted as a result of changes in the market price of the Company's Common Stock.

  Accordingly, a special meeting of the board of directors was held on Monday, June 20, 2005. At that time the Special Committee advised the board of directors that, in light of the recent appreciation of the market price of the Company's Common Stock, the Special Committee was recommending an increase in the amount of the cash consideration from $29.25 per share to $33.00 per share of Common Stock, equal to the closing sale price on June 17, 2005. After consideration, and consistent with the board's determinations on March 31, 2005, the board of directors agreed with the Special Committee's revised recommendation and determined to amend the proposal to be submitted to stockholders such that the cash consideration to be paid in connection with the reverse split would be $33.00 per share. During the meeting of the board of directors it was noted that the Common Stock had recently been quoted at prices above $33.00 per share. However, the trading volume at higher prices had been very low, and higher volume trading had taken place since May 1, 2005 in the range of $28.00 to $30.00 per share. Further, there had been a small 200 share actual trade on Friday, June 17, 2005, the date when the Common Stock closed at $33.00 per share. This was the first trading volume in the Common Stock since May 25, 2005. Based on these factors the Special Committee and, in turn, the board of directors felt comfortable using the June 17, 2005 closing price of the Common Stock for this purpose.

  On June 20, 2005, the board of directors reaffirmed its approval of a one-for-20 reverse split of the Company's Common Stock, with fractional shares receiving $33.00 per share as recommended by the Special Committee. The board also reaffirmed its determination that the reverse split was substantively and procedurally fair to unaffiliated stockholders and its unanimous recommendation that the stockholders approve the transaction.

  In connection with the Special Committee's recommendation, management explained at the March 16, 2005 meeting that it was recommending a one-for-20 reverse split on the basis that that ratio should result in the Company having approximately 220 holders of record of the Company's Common Stock after the effective date of the reverse split. This ratio was the only ratio considered by the board of directors. That ratio, and the related estimated resulting 220 record holders of Common Stock, was selected by management because management believed utilization of this ratio would result in the cashing out of many of the approximately 1,045 former stockholders of Kaiser International who had not yet exchanged their shares of Kaiser International Common Stock for Common Stock. This ratio would have resulted in cashing out an estimated aggregate of 960 stockholders holding an average of 4 shares of Common Stock. This ratio would give the Company some margin below the threshold of 300 record holders that would enable the Company to deregister and no longer be subject to the SEC Reporting Obligations.

  Except for holders of the Kaiser International common stock, the only holders of Equity Interests of which the Company was aware of in 2005 were the former shareholders of ICT Spectrum Constructors, Inc. ("ICT Spectrum"), a corporation acquired by a merger with a subsidiary of Kaiser International's predecessor in 1998. These shareholders claimed that they were entitled to additional shares of Company Common Stock, and Kaiser International contested the nature and extent of this claim. On January 20, 2004, the Bankruptcy Court ruled in favor of the former shareholders of ICT Spectrum, and on February 2, 2004, an order consistent with that ruling was entered. The Bankruptcy Court refused to reconsider its decision, and the Company filed an appeal.

  On May 6, 2005, a motion (the "ICT Spectrum Motion") was filed in the Bankruptcy Court by the former ICT Spectrum shareholders. The ICT Spectrum Motion requested the Bankruptcy Court to stay the Company's efforts to proceed with the reverse split transaction and deregistration process pending final disposition of the appeal from the

  February 2, 2004 order. The former ICT Spectrum shareholders argued in support of the ICT Spectrum Motion that, as the prevailing party in the Bankruptcy Court proceedings described above, the former ICT Spectrum shareholders should have their Equity Interests protected during the pendency of the Company's appeal from the Bankruptcy Court's February 2, 2004 order; that any Exchange Act deregistration would negatively impact the marketability of the Company's Common Stock as well as diminish its value, to the detriment of the former ICT Spectrum shareholders; and that such injury to the former ICT Spectrum shareholders would outweigh any cost savings benefit that could result from the Company discontinuing its SEC Reporting Obligations.

  The Company opposed the ICT Spectrum Motion. By order dated June 2, 2005, the Bankruptcy Court denied the ICT Spectrum Motion. The former ICT Spectrum shareholders commenced an appeal from the Bankruptcy Court's denial of the ICT Spectrum Motion. In addition, on June 10, 2005 counsel for the former ICT Spectrum shareholders filed a request for emergency relief pending appeal with the United States District Court for the District of Delaware. On August 5, 2005, the Company agreed not to take further steps to implement the reverse split through September 5, 2005 or such later date as mutually agreed between the Company and representatives of the ICT Spectrum shareholders.

  On October 19, 2005, the Company entered into a settlement agreement with the representatives of the former shareholders of ICT Spectrum to settle all of their outstanding claims against the Company. On December 6, 2005, the Bankruptcy Court granted final approval of the proposed settlement agreement. As a result, the Company issued and distributed 175,003 shares of Kaiser Common Stock to the former shareholders of ICT Spectrum in December 2005.

  Further Consideration and Abandonment of Reverse Split in 2006 and 2007

  The board of directors discussed the reverse split on March 21, 2006, April 21, 2006, July 19, 2006 and October 24, 2006. At each of the meetings in March, April and July 2006, the board considered the reverse split and decided to table further action because it was uncertain what the actual costs and administrative burdens of remaining a registered company would be, pending clarification of the final implementing regulations for Sarbanes-Oxley Section 404, particularly as they would apply to smaller companies. On October 24, 2006, the board reconsidered the reverse split and unanimously voted to have the Company study the feasibility of accomplishing a reverse split and prepare a recommendation for the board. At a meeting on January 31, 2007, management orally presented an implementation plan to the board. For the sake of efficiency, the board unanimously agreed that the reverse split proposal should be considered at the next Annual Meeting of Stockholders and unanimously voted to reconfirm its 2004 decision to pursue a one-for-20 reverse split of the Company's Common Stock.

  On March 19, 2007, the board of directors adopted resolutions which approved an amendment to the Certificate of Incorporation regarding the reverse split and directed that this amendment be included in the items to be voted upon at the 2007 annual meeting of stockholders. The board also reaffirmed the purpose of the previously created Special Committee, whose sole member was Mr. Williams, and determined that it was in the best interest of the Company for the Special Committee to continue to serve in the capacity for which it was originally formed.

  On April 9, 2007, the Special Committee recommended to the board of directors that the Company pay stockholders entitled to fractional shares resulting from the reverse split an amount equal to $36.00 for each corresponding share of common stock held upon effectiveness of the reverse split. In recommending $36.00 per whole share as the fractional share cash consideration, the Special Committee reviewed and evaluated a number of factors, including its views that:

    •
    The Company occupied a unique commercial position whereby it had no operating components, only four full-time employees, and was not currently engaged in revenue generating activities;

    •
    No meaningful comparable companies in the market were identified;

    •
    The prevailing day-to-day market for the Company's Common Stock was not very liquid and, therefore, was not necessarily be representative of fair value;

    •
    Use of the highest bid price since January 1, 2006 when the market for the Company's Common Stock was more active would insure that holders of fractional shares of the Company's Common Stock would receive the historically highest realizable trading price for their holdings without the added cost of trading commissions; and

    •
    The maximum aggregate cash consideration to be paid for fractional shares at $36.00 per share was expected to be approximately $345,000, which was substantially less than the estimated costs to the Company of implementing and maintaining controls and procedures to achieve compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.

  On April 11, 2007, the board of directors discussed the recommendation of the Special Committee and approved unanimously a resolution that the cash consideration to be paid for each fractional share resulting from the proposed reverse split be $36.00 per share. On May 1, 2007, the Company filed with the SEC preliminary proxy materials for its 2007 annual meeting of stockholders, including a proposal to approve a reverse split, along with an Amendment No. 3 to its Transaction Statement on Schedule 13E-3.

  In June 2007, the board of directors decided to remove consideration of the reverse split from the agenda for the 2007 annual meeting of stockholders. By this time, the number of holders of the Company's Common Stock had decreased significantly. Until recently, a significant reason for the Company's large number of very small stockholders was that, as described above and in accordance with the terms of the Plan, each 96 shares of Kaiser International common stock were automatically converted into one share of the Company's Common Stock, with fractional holders entitled to receive cash. Many of those holders of Kaiser International common stock had not exchanged their Kaiser International common stock certificates for a certificate representing the Company's Common Stock and cash in lieu of fractional shares. Eventually, a large number of these shares became subject to escheatment, resulting in a significant reduction in the number of small stockholders. From January 1, 2007 to August 10, 2007, the number of record holders of the Company's Common Stock was reduced by 160 through escheatment. Furthermore, based on information it had received, the Company became aware that certain stockholders were arbitrarily dividing their holdings into 19 share lots in order to take advantage of the arbitrage opportunity presented because the then-market price of the Common Stock was substantially below the reverse split offer price for fractional shares. Thus, the Company became concerned that the cost for implementation of the reverse split transaction would be significantly higher than originally estimated if a large number of stockholders acted arbitrarily to break up their holdings into 19 share lots. On October 25, 2007, the Company filed Amendment No. 4 to its Transaction Statement on Schedule 13E-3 reporting that the Company is no longer pursuing the reverse split.

  Consideration of Odd-Lot Tender Offer

  As a result of the change in circumstances relating to the proposed reverse split, in August 2007, the board of directors recommenced consideration of an issuer tender offer. The substantial reduction in the number of the Company's stockholders as a result of the escheatment process described above highlighted the Company's disproportionately large number of odd-lot stockholders. The Company observed that 88 out of 90 holders of unexchanged shares of Kaiser International common stock were entitled to fewer than 100 shares of Common Stock upon exchange. The Company also reviewed the composition of its stockholder base upon receiving record stockholder reports from its stock registrar and transfer agent as well as beneficial stockholder reports as of the record date for the Company's 2007 annual meeting of stockholders. The Company's review of these materials revealed the disproportionately large number of odd-lot stockholders of the Company and highlighted the efficiencies that could potentially be achieved through an odd-lot tender offer. Because the Company calculated that approximately 70% of its stockholders represented odd-lot holdings, it was considered prudent business practice to undertake an odd-lot tender program under the circumstances.

  On October 22, 2007, the board of directors approved the odd-lot tender offer. As more fully described below, the board of directors determined that, based on the current number of the Company's record holders and the disproportionately large number of such record holders that hold odd lots, an odd-lot tender offer was in the best interests of the Company and its stockholders. The board of directors determined that an odd-lot tender was the most efficient and cost effective alternative available to the Company to reduce the administrative burden associated with having a significant number of holders of a small number of shares. The board also noted that the odd-lot tender offer also may result in the Company having fewer than 300 holders of record of its Common Stock. This would enable the Company to terminate its SEC Reporting Obligations and continue future operations as a non-reporting company, thereby relieving the Company of the costs and administrative burdens associated with operating as a company subject to SEC Reporting Obligations.

  Because the primary purpose of the Offer is to reduce the administrative burden associated with the disproportionately large number of odd-lot stockholders included in the Company's stockholder base, the Company does not consider the Offer to be a substitute for the reverse split and is not pursuing the Offer as an alternative to the reverse split. Although the Offer could result in the Company being able to terminate its SEC Reporting Obligations, the Company would have undertaken the Offer even if it did not have this potential effect. Because the Offer could have the effect of reducing the number of record holders below 300, it is considered a "going-private" transaction. Furthermore, although the Offer may result in the Company having fewer than 300 stockholders of record, it is not possible to predict whether this result will occur, particularly given that participation in the Offer is voluntary. Furthermore, if, as a result of the Offer, the number of record stockholders falls below 300, the board of directors will at that time determine whether it would be in the best interests of the Company and its remaining stockholders to deregister. Among the key considerations concerning the advisability of deregistration will be what the implications would be for any acquisition being contemplated at that time and what administrative/cost efficiencies could be achieved.

  The purchase price in the Offer of $29.80 per share is equal to the highest closing price for the Common Stock reported in the 90-day period prior to the Offer. In the course of exploring strategic alternatives for the Company, the board of directors has determined that the recent market price for the Company's Common Stock was the best indicator of the value of the Common Stock. The board decided that it would use a market-based approach (using the trailing 90-day highest trading price) to set the purchase price because it deemed that this was a fair, efficient, and low cost way to determine such a price. Although the market for the Company's Common Stock has been considerably thin, the board of directors believes the market price of the Common Stock to be the best and most reliable indicator of the fair value of the Common Stock. Although the Common Stock is thinly traded, over time there has been a demonstrated market for the Common Stock that in the Company's opinion reflects the Company's then-current financial status, with adjustments for market and commercial risks and market-sensitive events. The board of directors relied solely on that factor in determining the appropriate purchase price to be paid in connection with the Offer. The board of directors believes that the 90-day period prior to the Offer was a sufficiently wide range to provide a fair indicator of the value of the Company's Common Stock. The purchase price in the Offer also represents the highest closing price for the Common Stock after the Company's payment of a $6.00 per share dividend, which was paid on January 16, 2007 to stockholders of record on January 2, 2007. Taking into account the $6.00 per share dividend paid on all of the outstanding shares of Common Stock in January 2007, the purchase price in the Offer of $29.80 per share represents a premium to the highest closing price for the Common Stock in the year prior to the commencement of the Offer. Additionally, the Offer generally will enable eligible holders to receive cash for shares without incurring the transaction costs associated with an odd-lot market sales transaction.

  The board of directors did not rely on the information previously compiled by management and KAS Consulting described above in connection with the proposed reverse split in determining the fairness of the purchase price for the Offer. The Company did not engage KAS Consulting or Mr. Schweers or any other third parties to assist in evaluating the Offer and, except as described above with respect to KAS Consulting and Mr. Schweers, the Company did not engage any other third parties in evaluating any other alternatives.

  Other valuation methods were not considered by the board of directors in setting the appropriate purchase price to be paid in connection with the Offer. The board of directors did not consider the book value, going concern value or liquidation value of the Company in determining the purchase price. The board of directors does not consider such values to be fair indications of the value of the Company. As discussed above, the board had previously considered these valuations in connection with determining the cash consideration for the reverse split and did not believe it was worthwhile to revisit an analysis of the same valuations that were previously found not to be fair indications of the value of the Company. The board believed that these methodologies would not be useful in pricing a voluntary tender offer for odd-lot stockholders. The board also did not consider liquidation value to be particularly relevant given that the Company has no current liquidation or similar plans.

  Moreover, in the course of exploring strategic alternatives for the Company, the board of directors has determined that the cost of establishing such valuations far outweighed any benefit. The board did not believe it to be an appropriate use of the Company's resources to undertake an extensive valuation exercise to determine the purchase price. The board considered the impact of the Offer on all stockholders, not just those eligible and participating stockholders, and believed that the Company should minimize expenses of any transaction undertaken to the extent possible. By offering what it determined to be a fair price that odd-lot stockholders could voluntarily elect to accept or reject, the Company sought to ensure that assets available to non-participating stockholders were conserved and not excessively depleted. This consideration was also relevant to the board's decision not to engage any third party to provide a formal fairness opinion, which the Company estimated would cost over $150,000, on the Company's odd-lot tender offer. The Company considered this to be an unjustified expense given the premium share price being offered (which is a premium to the Company's share price quoted in the Pink Sheets as of the commencement date of the Offer) and the voluntary nature of the Offer.

  Furthermore, as previously noted in connection with the reverse split, the board of directors does not believe there to be any meaningfully comparable companies and thus the board of directors did not view the trading prices of any potentially comparable companies as significant in determining the purchase price. Finally, in pricing the Offer, the board took into account the voluntary nature of the Offer. Because participation in the odd-lot program is voluntary and because each stockholder would be aware of the price to be received for each share in case of election to participate, each potential participant will have the ability to control the decision of whether to tender in the Offer and receive the purchase price offered, or to remain a stockholder of the Company.

  The Company has not received during the past four years any offers for any merger, consolidation, sale or transfer of all or any substantial part of the assets of the Company, or purchase that would enable the purchaser to exercise control of the Company. Therefore, the board of directors did not consider any firm offers for any such acquisition.

  While the Company has other assets, and manages other risks and liabilities, its performance and value is almost entirely dependent upon any amounts payable to the Company in connection with the closeout phase of Kaiser Hill's contract with the U.S. Department of Energy with respect to the Rocky Flats site and the outcome of claims relating to the Nova Hut arbitration. Based on the market's reaction to the level of success experienced by Kaiser-Hill in achieving timely closure of the Rocky Flats site, and the cost of achieving such closure, the board of directors believes that the market value of the Company's Common Stock is a reliable and accurate indicator of the fair value of the Company's Common Stock.

16.    The second sentence of the second paragraph under the caption "Reduce Expenses Associated with Administering Odd-Lot Holder Accounts" on page 13 of the Offer to Purchase is hereby amended to replace "eliminate" with "reduce."

17.    The first sentence of the first paragraph under the caption "Cost-Savings Associated with Termination of SEC Reporting Obligations" on page 13 of the Offer to Purchase is hereby amended to add the phrase "be able to" after "will."

18.    The fourth sentence of the second paragraph on page 14 of the Offer to Purchase is hereby amended to replace "$0.5 million" with "$500,000."

THE OFFER

19.    The fourth paragraph under the caption "1. General" on page 23 of the Offer to Purchase is hereby amended to add the following sentence to the end of such paragraph:

  Once you tender your shares, you may not withdraw them from the Offer.

20.    The first sentence of the second paragraph under the caption "2. Purpose of the Offer; Certain Effects of the Offer" on page 24 of the Offer to Purchase is hereby amended to add the following text at the end of such sentence:

  AND HAS DETERMINED THAT THE OFFER IS SUBSTANTIVELY AND PROCEDURALLY FAIR TO THE UNAFFILIATED STOCKHOLDERS OF THE COMPANY.

21.    The first sentence of the fourth paragraph under the caption "2. Purpose of the Offer; Certain Effects of the Offer" on page 24 of the Offer to Purchase is hereby amended to delete the phrase "or in our filings with the SEC."

22.    The text under the caption "4. No Withdrawal Rights" on page 27 of the Offer to Purchase is hereby amended to read as follows:

  Tenders of shares pursuant to the Offer are irrevocable and may not be withdrawn, unless we materially amend the terms of the Offer. If we extend the Offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn.

  Tendering stockholders may not withdraw their shares to react to any subsequent increases in the market price of these shares prior to expiration of the Offer; at the same time, tendering stockholders will not bear the risk of any decreases in the market price of the Common Stock.

  Tendering stockholders will retain their rights as a stockholder, including rights to dividends and voting rights, until such time as we accept your shares for payment. After such time, tendering stockholders will no longer be stockholders of the Company and thus no longer possess rights as a stockholder of the Company.

23.    The information for the fourth quarter of fiscal 2007 under the caption "8. Price Range of Shares; Dividends" on page 29 of the Offer to Purchase is hereby amended to replace (i) "through October 24, 2007" with "through November 29, 2007", and (ii) "$28.55" with "$27.00."

24.    The second paragraph under the caption "9. Source and Amount of Funds" on page 29 of the Offer to Purchase is hereby amended to replace (i) "June 30, 2007" with "September 30, 2007" and (ii) "$40.4 million" with "$39.9 million."

25.    The table following the third paragraph under the caption "10. Certain Information Concerning Us" on page 30 of the Offer to Purchase is hereby amended to read as follows:

SEC FILINGS	PERIOD OR DATE FILED
Annual Report of Form 10-K	Year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Current Reports on Form 8-K	Filed on February 2, 2007, April 12, 2007, May 29, 2007, June 15, 2007 and November 5, 2007.
Proxy Statement	Filed on September 26, 2007

26.    The table following the first paragraph on page 31 of the Offer to Purchase is hereby amended to read as follows:

	As of and for the Nine Months Ended September 30,		As of and for the Fiscal Year Ended December 31,
	2007	2006	2006	2005		2004
	(In thousands, except per share amounts)
Statement of Operations Data:
Gross revenue	—	222	222	1,807		1,036
Service revenue	—	(283)	(282)	630		288
Operating loss	(2,901)	(6,558)	(7,880)	(11,263)		(6,364)
(Loss) / Income before income tax	(3,283)	(5,228)	(5,998)	77,457		9,110
Net (loss) income	(1,941)	(2,578)	(2,368)	45,292		7,375
Basic and diluted earnings per share:
Continuing operations	(1.08)	(1.44)	(1.32)	27.86		4.58
Discontinued operations, net of tax	—	—	—	—		—
Total	(1.08)	(1.44)	(1.32)	27.86		4.58
Weighted average common shares outstanding:
— basic	1,791	1,790	1,790	1,626		1,610
— diluted	1,791	1,790	1,790	1,626		1,610
Cash dividends paid per common share	—	—	6.00	—		—
Ratio of earnings to fixed charges*	—	—	—	65.28	x	5.43	x
Balance Sheet Data (end of period):
Current assets	64,947	71,113	78,512	23,660		21,624
Total other assets	2,508	15,208	7,987	98,364		51,090
Total assets	67,445	86,321	86,499	122,024		72,714
Working capital	61,668	61,444	58,310	(19,253)		3,364
Current liabilities	3,279	9,669	20,382	42,913		18,260
Long-term liabilities**	—	—	—	—		26,909
Mandatorily redeemable preferred stock ***	—	—	—	—		—
Stockholders' equity	64,176	76,652	66,117	79,111		27,545
Book value per share	35.83	42.80	36.92	44.25		17.11

Item 16. Exhibits.

(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*
(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*
(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*
(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*
(a)(1)(v)	Form of letter to holders ineligible to participate.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.
By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	November 30, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*
(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*
(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*
(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*
(a)(1)(v)	Form of letter to holders ineligible to participate.*

*
Previously filed.

QuickLinks

Introduction
SIGNATURES
EXHIBIT INDEX